UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Landec Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

514766 10 4

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514766104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THE SEAHAWK RANCH IRREVOCABLE TRUST II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization SOUTH DAKOTA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,744,102 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,744,102 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,744,102 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) APPROXIMATELY 7.3% (See Item 4)

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BANKWEST, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization SOUTH DAKOTA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,744,102 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,744,102 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,744,102 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) APPROXIMATELY 7.3% (See Item 4)

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PHILIP E. BLAKE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,744,102 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,744,102 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,744,102 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) APPROXIMATELY 7.3% (See Item 4)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GORDON JONES

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,744,102 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,744,102 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,744,102 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) APPROXIMATELY 7.3% (See Item 4)

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Landec Corporation (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 3603 Haven Avenue, Menlo Park, CA 94025

Item 2.
	(a)	Name of Person Filing The Seahawk Ranch Irrevocable Trust II (“Trust II”) BankWest, Inc. (“BankWest”) Philip E. Blake (“Blake”) Gordon Jones (“Jones”)
	(b)	Address of Principal Business Office or, if none, Residence
		Trust II:	420 S. Pierre St., P.O. Box 998, Pierre, SD 57501
		BankWest:	420 S. Pierre St., P.O. Box 998, Pierre, SD 57501
		Blake:	420 S. Pierre St., P.O. Box 998, Pierre, SD 57501
		Jones:	420 S. Pierre St., P.O. Box 998, Pierre, SD 57501
	(c)	Citizenship
		Trust II:	South Dakota
		BankWest:	South Dakota
		Blake:	United States of America
		Jones:	United States of America
	(d)	Title of Class of Securities
Common Stock
	(e)	CUSIP Number 514766104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
		Trust II:	1,744,102 shares of Common Stock (1)(5)
		BankWest:	1,744,102 shares of Common Stock (2)(5)
		Blake:	1,744,102 shares of Common Stock (3)(5)
		Jones:	1,744,102 shares of Common Stock (4)(5)
(1) All of the shares of Common Stock reported herein are owned and held by Trust II.

(2)           BankWest serves as Trustee of Trust II.  By reason of such relationship, BankWest may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Trust II.  BankWest disclaims beneficial ownership of such shares of Common Stock.

(3)           Blake serves as Trust Advisor of Trust II.  By reason of such relationship, Blake may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Trust II.  Blake disclaims beneficial ownership of such shares of Common Stock.

(4)           Jones serves as Trust Advisor of Trust II.  By reason of such relationship, Jones may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Trust II.  Jones disclaims beneficial ownership of such shares of Common Stock.

(5)           On May 7, 2004, Trust II converted all of its outstanding shares of Series B Preferred Stock of Issuer into shares of Common Stock of Issuer.  Following this conversion, the Issuer no longer has any shares of Series B Preferred Stock outstanding.

	(b)	Percent of class: Trust II: Approximately 7.3% BankWest: Approximately 7.3% Blake: Approximately 7.3% Jones: Approximately 7.3%

The foregoing percentage calculations are based on 23,995,862 shares of Common Stock outstanding as of December 20, 2004, as reported by the Issuer in its quarterly report on Form 10-Q for the fiscal quarter ended November 28, 2004.

	(c)	Number of shares as to which the person has: Trust II:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 1,744,102
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 1,744,102

BankWest:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 1,744,102
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 1,744,102

Blake:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 1,744,102
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 1,744,102

Jones:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 1,744,102
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 1,744,102
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to The Seahawk Ranch Irrevocable Trust II is true, complete and correct.

Dated: January 18, 2005
THE SEAHAWK RANCH IRREVOCABLE TRUST II

BY: BANKWEST, INC., TRUSTEE

	BY:	/s/ Bruce O. Ley
BRUCE O. LEY
SENIOR VICE PRESIDENT

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to BankWest, Inc. is true, complete and correct.

Dated: January 18, 2005
BANKWEST, INC.

	BY:	/s/ Bruce O. Ley
BRUCE O. LEY
SENIOR VICE PRESIDENT

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Philip E. Blake is true, complete and correct.

Dated: January 18, 2005
PHILIP E. BLAKE

BY: BANKWEST, INC., ATTORNEY-IN-FACT

	BY:	/s/ Bruce O. Ley
BRUCE O. LEY
SENIOR VICE PRESIDENT

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Gordon Jones is true, complete and correct.

Dated: January 18, 2005
GORDON JONES

BY: BANKWEST, INC., ATTORNEY-IN-FACT

	BY:	/s/ Bruce O. Ley
BRUCE O. LEY
SENIOR VICE PRESIDENT

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit A.	Joint Filing Agreement, dated January 18, 2005, by and among The Seahawk Ranch Irrevocable Trust II, BankWest, Inc., Philip E. Blake and Gordon Jones.

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Amendment No. 1 to Schedule 13G to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock of Landec Corporation.

This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.

Dated: January 18, 2005

The Seahawk Ranch Irrevocable Trust II

By: BankWest, Inc., Trustee

	By:	/s/ Bruce O. Ley
Bruce O. Ley
Senior Vice President

BankWest, Inc.

	By:	/s/ Bruce O. Ley
Bruce O. Ley
Senior Vice President

Philip E. Blake

By: BankWest, Inc., Attorney-in-Fact

	By:	/s/ Bruce O. Ley
Bruce O. Ley
Senior Vice President

Gordon Jones

By: BankWest, Inc., Attorney-in-Fact

	By:	/s/ Bruce O. Ley
Bruce O. Ley
Senior Vice President